February 12, 2013

VIA FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention: Erin Wilson, Esq.

Re:	Cancer Genetics, Inc.

Amendment No. 14 to Registration Statement on Form S-1

Filed February 12, 2013

File No. 333-178836

Dear Ms. Wilson:

On behalf of Cancer Genetics, Inc. (the “Company”), to expedite your review of the Company’s Amendment No. 14 to the Registration Statement filed by the Company earlier today, we are providing you, on a supplemental basis, with our response to two questions you have raised.

First, you have noted that Aegis Capital Corp. (“Aegis”), in its acceleration request letter dated February 8, 2013, represents that it will distribute preliminary prospectuses in accordance with Rule 460 so as to secure adequate distribution of the preliminary prospectus. You have asked whether such distribution has in fact been made. I have spoken with counsel for Aegis who has provided the supplemental information below under Rule 460 under the Securities Act of 1933. Counsel for Aegis has authorized me to provide this information to the staff.

(i)	Date of preliminary prospectus: January 22, 2013

(ii)	Dates of distribution: January 22, 2013 through February 12, 2013

(iii)	Number of prospective underwriters and broker-dealers to whom the preliminary prospectus was furnished:

•	Underwriters: 2

•	Broker-dealers: 6

(iv)	Number of prospectuses so distributed: 1,895

You also asked about our reverse stock split, noting that the charter amendment filed with our Amendment No. 13 refers to a reverse split in the range of 1 for 1 to 1 for 2. Under Sections 102(d) and 242 of the General Corporation Law of the State of Delaware, the terms of a reverse stock split can be made dependent on a determination of the board directors of the corporation as to the exact split ratio within a specified range, which was the case for the Company’s charter amendment. The split then becomes effective when the board determines the precise split ratio, publicly announces the exact ratio (which was done in our filings included in Amendment No. 13) and files the charter amendment in the form approved by stockholders with the Secretary of State of the State of Delaware (which the Company filed on February 8 at 5:00 p.m.). Accordingly, this will confirm that the reverse split described in the Cancer Genetics prospectus was effective as of 5:00 p.m. on February 8.

If you have any questions or comments with respect to the foregoing, or with respect to the Registration Statement in general, please feel free to call me at 973-597-2564.

Very truly yours,

Alan Wovsaniker,

Lowenstein Sandler LLP